

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
Yoav Doppelt
Chief Executive Officer
Kenon Holdings Ltd.
80 Raffles Place #26-01
UOB Plaza 1
Singapore 048624

> **Re:** **Kenon Holdings Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 20-F**
> **Submitted August 14, 2014**
> **CIK No. 0001611005**

Dear Mr. Doppelt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 4 in our letter dated July 17, 2014. Please describe to us the types of cargo that the vessel Jan S carries during its voyages to and from Havana, Cuba. Include in your description the "ZIM-related cargo designated for other destinations" and the "Cuba-origin goods" to which you refer.

Unaudited Pro Forma Financial Information, page 18

2. We note from your disclosure on page 175 that in connection with its restructuring, ZIM agreed to dispose of eight vessels during the 16-month period beginning July 16, 2014. These vessels will be classified as held for sale and as a result, a $108 million impairment charge will be recorded in ZIM's 2014 financial statements under "other operating expenses." In light of the fact that this appears to be directly related to ZIM's restructuring, please revise the notes to the pro forma financial statements to disclose the nature and timing of this impairment expense and to disclose that the amount is not included in the pro forma statements of income because it is a non-recurring charge.

Note 1. Basis of Presentation, page 23

3. We note your disclosure in Note 1 to the pro forma financial information that the unaudited pro forma income statements do not reflect the one-time gain of IC for its loss of control over ZIM and the presentation of its investment in ZIM as an associated company based upon its fair value, which is derived from the amount of IC's investment in ZIM. Please explain to us how you calculated or determined the amount of the gain to be recorded and revise to disclose the amount of the gain and the line item in the statement of income where the gain will be recognized. Also, please revise to disclose the fact that the gain has not been presented in the pro forma statements of income because it will be a non-recurring gain. Note 11 to the audited financial statements should be similarly revised.

4. We note your disclosure that IC has not completed the valuation procedures for the purchase price allocation related to ZIM's capital investment. Please tell us why you believe it is appropriate to calculate and disclose a purchase price allocation related to this transaction. In this regard, it appears that ZIM will be accounted for using the equity method of accounting and the investment recorded on your balance sheet will be the fair value of your investment retained (presumably the $200 million cash invested). Please advise or revise accordingly.

Note 2. Pro Forma Adjustments, page 23

5. We note from your disclosure in footnote (d) that in calculating the pro forma adjustment related to your share of income (loss) of ZIM as an equity method investment, you reduced the actual losses reported by ZIM in 2013 and 2012 for the "effect of debt restructuring." Please provide us, and revise to disclose, details as to how these adjustments were calculated or determined. For example, please show us the amount of the adjustment related to the change in finance expense, depreciation, and charter hire payments and provide enough information to show how the new amounts were calculated or determined. In this regard, for the adjustment due to finance expenses, please provide enough information to

recalculate the new interest expense, such as the amount of the new debt and related terms.

Risk Factors, page 25

6. We note your response to our prior comment 16. Please revise to include a risk factor to briefly describe ZIM's recent restructuring and the attendant risks if the objectives behind the restructuring are not materialized.

Significant raw material shortages, supplier capacity constraints, page 33

7. We note your response to our prior comment 14 and your disclosure regarding the additional natural gas agreement with a local Peruvian gas transporter. Please revise to identify each sole or single source supplier and the products supplied. Also revise the last risk factor on page 53 to clarify whether Qoros relies on certain sole suppliers.

Qoros is significantly leveraged, page 48

8. We note that Qoros' debt to asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the syndicated credit facility. Please revise to state here quantitatively Qoros' debt to asset ratio and current ratio as of the most recently practicable date. In addition, state here the current allowable ratios.

Business Overview, page 85

9. We note statements such as your strategy to expose your businesses to a pool of international investors and that you also intend to maximize value from sales of securities. We further note that a company could be an investment company required to register under the Investment Company Act of 1940 if it is, or holds itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities. Refer to Section 3(a)(1)(A). Please tell us whether you have given considerations as to why you are not an investment company as defined in the Investment Company Act of 1940.

Qoros' Strategies, page 123

Successfully launch Qoros' commercial sales, page 123

10. We note your response to our prior comment 37. Please provide us your analysis explaining why for each of the Qoros 3 sedan and Qoros 3 hatch the number of manufactured vehicles and current inventory levels is not information that would be material to investors in an understanding of Qoros and your business.

Yoav Doppelt
Kenon Holdings Ltd.
August 28, 2014
Page 4

ZIM, page 134

Owned Vessels, page 144

11. Please revise to describe whether the owned vessel operates under a charter agreement or spot market and disclose the earliest redelivery date.

Operating and Financial Review and Prospects, page 161

Critical Accounting Policies and Significant Estimates, page 173

12. We note from your response to our prior comment 48 that you concluded that there were no impairment indications as of December 31, 2013 and 2012 with respect to the CGUs relating to IC Power and consequently you did not measure the recoverable amount of these assets/CGUs. However, in light of the fact that the individual assets included in the property, plant and equipment category related to IC Power appear to be material, we continue to believe that it would benefit investors to expand your discussion in the Critical Accounting Policies and Significant Estimates section of MD&A to provide information about the factors you consider when evaluating these assets for impairment and assumptions used in your impairment analysis, as it is needed. Please revise accordingly.

Petrotec, page 205

13. We note that recently Petrotec reduced its management forecast for 2014. Please revise the applicable risk factors on page 68 to describe the attendant risks and reasons for such announcement.

Directors and Senior Management, page 208

14. Please revise, as applicable, or provide the information required by Item 6.C.1 of Form 20-F.

Compensation, page 209

15. We note the disclosure that upon consummation of the spin-off, you expect that a portion of the compensation paid to your directors and senior management will be equity-based. When available, please disclose the amounts of the equity-based compensation.

16. Please advise us whether you are required to disclose in Singapore the annual compensation on an individual basis of any of the directors or members of senior management. Refer to Item 6.B of Form 20-F.

Committees of our Board of Directors, page 210

17. For each committee please revise to name the members. Refer to Item 6.C.3 of Form 20-F.

Taxation, page 231

U.S. Federal Income Tax Considerations, page 231

18. We note the statement that the disclosure in this section is for general information only. As investors are entitled to rely on the disclosures, please revise.

Note 10. Associated Companies, page F-32

(C) Additional Information, page F-33

19. We note from your response to our prior comment 62 that you continue to believe that the presentation of gains or losses on disposal of investees (subsidiaries and/or associates) as part of operating (loss)/income is appropriate. However, in light of the significance of the gains to operating loss, we believe that the gains related to the disposal of investees should be presented as a separate line item within the operating section. Also, in light of the fact that you responded that you believe that investing in new entities and selling existing entities is part of your ordinary course of business, we believe that your discussion in MD&A should discuss these gains in terms of whether they reflect any trends or are isolated transactions. See guidance in Item 5D of Form 20-F.

Note 27. Segment Information, page F-72

20. We note from your response to our prior comment 65 and your revised disclosure that you have decided to voluntarily revise your segmentation disclosure to present separate segmentation disclosure for Qoros. However, it appears that in your disclosure in Note 27 and in MD&A (such as on pages 163-164) you are disclosing amounts related to Qoros that are not included in the Kenon Holdings carve-out financial statements. For example, you disclose the revenue of Qoros which is not included in the revenue presented in Kenon Holdings's carve-out financial statements. In order to clarify your disclosure, please revise so that only amounts recorded in Kenon's financial statements related to Qoros (i.e. share of income/loss in associated companies and investment assets) are presented in the segment disclosure. Please revise accordingly.

Exhibits

21. We note your response to our prior comment 59. Please file each of the agreements noted below or please provide us the further analysis requested:

- Please provide us further analysis as to why you believe the credit agreements relating to ZIM, Qoros, and Tower would not be material to your investors. It appears you have beneficial interests in these agreements;
- Please further explain your reasoning as to why IC Power's shareholder agreements are not material to you. We note the statement in your response letter that "IC Power believes agreements such as the shareholder agreements with each of the minority shareholders of its subsidiaries ordinarily accompanies the business it conducts, given the significant capital commitments required in developing and operating power generation assets;" but it is not clear to us how this fits into your reasoning; and
- Please explain why ZIM's joint ownership and operating lease agreements are not material to you. It appears you have beneficial interests in these agreements.

22. Please file each exhibit in its entirety including all schedules and exhibits. In this regard, we note that Exhibits 4.3, 4.5, and 4.6 may not include all schedules and exhibits.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James A. McDonald, Esq.